Filed by NYSE Euronext
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Companies:
NYSE Euronext (Commission File No. 333-149480)
The Amex Membership Corporation

AMEX MEMBERS APPROVE ACQUISITION OF AMEX BY NYSE EURONEXT

New York, June 17, 2008 – NYSE Euronext (NYX) and the American Stock Exchange® (Amex®) announced today that members of The Amex Membership Corporation (AMC) approved the adoption of the merger agreement between AMC and NYSE Euronext and certain of their subsidiaries. The Securities and Exchange Commission must still approve the rule changes related to the transaction before it becomes final.

Preliminary results indicate that the AMC memberships voted 695 to 7 in favor of the transaction. The number of AMC memberships voted in favor of the transaction represented approximately 84% of the total AMC memberships outstanding and entitled to vote on this transaction.

“On behalf of all my colleagues at NYSE Euronext, I want to thank the AMC membership for approving this historic combination,” said Duncan L. Niederauer, NYSE Euronext CEO. “We look forward to closing the transaction and to bringing our businesses together for the benefit of our customers and shareholders.”

“We are pleased that the AMC membership strongly supports this transaction,” said Neal Wolkoff, Amex Chairman and CEO. “The approval by seat owners is an important step to complete this compelling and strategic business combination.”

Under the terms of the agreement, NYSE Euronext will pay $260 million in NYSE Euronext common stock for the Amex. In addition, Amex members will be entitled to receive additional shares of NYSE Euronext common stock calculated by reference to net proceeds, if any, from the expected sale of Amex's lower Manhattan headquarters.

Lehman Brothers is acting as financial advisor and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to NYSE Euronext on this transaction. Amex is represented by Morgan Stanley as financial advisor and Milbank, Tweed, Hadley & McCloy LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as legal advisors.

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For more information contact:

• American Stock Exchange, Media Relations, Mary Chung, 212-306-1641,
mary.chung@amex.com

• NYSE Euronext (New York), Media Relations, Ray Pellecchia, 212-656-2001,
radamonis@nyx.com

• NYSE Euronext (Paris), Media Relations, Caroline Denton, +33.1.49.27.11.33,
c.denton@euronext.com

• NYSE Euronext, Investor Relations, Gary Stein, 212-656-5700,  gstein@nyx.com

About NYSE Euronext
NYSE Euronext (NYX) operates the world’s leading and most liquid exchange group, and seeks to provide the highest levels of quality, customer choice and innovation. Its family of exchanges, located in six countries, includes the New York Stock Exchange, the world's largest cash equities market; Euronext, the Eurozone's largest cash equities market; Liffe, Europe's leading derivatives exchange by value of trading; and NYSE Arca Options, one of the fastest growing U.S. options trading platforms. NYSE Euronext offers a diverse array of financial products and services for issuers, investors and financial institutions in cash equities, options and derivatives, ETFs, bonds, market data, and commercial technology solutions. NYSE Euronext's nearly 4,000 listed companies represent a combined $28.5 / 18.4€ trillion (as of May 31, 2008), in total global market capitalization more than four times that of any other exchange group. NYSE Euronext's equity exchanges transact an average daily trading value of approximately 157.5 /103.4 billion (as of May 31, 2008), which represents more than one-third of the world's cash equities trading. NYSE Euronext is part of the S&P 500 index and the only exchange operator in the S&P 100 index. For more information, please visit www.nyx.com.

About American Stock Exchange
The American Stock Exchange® (Amex®) offers trading across a full range of equities, options and exchange traded funds (ETFs), including structured products and HOLDRSSM. In addition to its role as a national equities market, the Amex has been the pioneer of the ETF, responsible for bringing the first domestic product to market in 1993. Leading the industry in ETF listings, the Amex lists 406 ETFs to date. The Amex is also one of the largest options exchanges in the U.S., trading options on broad-based and sector indexes as well as domestic and foreign stocks.

IMPORTANT INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“MC”), NYSE Euronext filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement/prospectus regarding the proposed transaction. The parties have filed and will file other relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement on Form S-4 effective on May 8, 2008. MC MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. MC members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY, NY 10006, 212-306-1408.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements
This press release may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext's and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext's and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext's and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext's and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2007 ("document de référence") filed with the French Autorité des Marchés Financiers (Registered on May 15, 2008 under No. R. 08-054), 2007 Annual Report on Form 10-K and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This press release speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.